Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Reaper Robs, Inc.
10757 Middlebury Way
Highlands Ranch, CO 80126
https://reaperrobs.com/

Up to $1,069,998.30 in Common Stock at $2.66
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Reaper Robs, Inc.
Address: 10757 Middlebury Way, Highlands Ranch, CO 80126
State of Incorporation: CO
Date Incorporated: January 04, 2022

Terms:

Equity

Offering Minimum: $9,998.94 | 3,759 shares of Common Stock
Offering Maximum: $1,069,998.30 | 402,255 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.66
Minimum Investment Amount (per investor): $101.08

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 15 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive an additional 10% bonus shares.

Amount-Based:
Tier 1 $500

5% bonus shares and Reaper Robs Cap

Tier 2 $1,000

10% bonus shares

$10 Reaper Robs eGift Card

Reaper Robs Premium Hot Sauce Variety 3 Pack and Reaper Robs Cap

Tier 3 $2,500

10% bonus shares

$25 Reaper Robs eGift Card

20% off ReaperRobs.com for 6 months

Reaper Robs Cap & Mug

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Tier 4 $5,000

10% bonus shares

$50 Reaper Robs eGift Card

20% off ReaperRobs.com for 12 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Zoom call with Founders

Tier 5 $10,000

10% bonus shares

$100 Reaper Robs eGift Card

20% off ReaperRobs.com for 24 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Zoom call with Founders

Tier 6 $25,000

15% bonus shares

$250 Reaper Robs eGift Card

20% off ReaperRobs.com for 24 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Zoom call with Founders

Tier 7 $50,000

20% bonus shares

$500 Reaper Robs eGift Card

20% off ReaperRobs.com for 24 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Lunch with Founders

Tier 8 $100,000

20% bonus shares

$1,000 Reaper Robs eGift Card

20% off ReaperRobs.com for life

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Invitation to opening of Reaper Robs Bar & Grill w/Founders

**All perks occur when the offering is completed.*

**Early investors are eligible for perks & bonuses based on the highest bonus*

investment tier they are eligible for.

**Stacking perks only apply to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

The 10% StartEngine Owners' Bonus

Reaper Robs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.66 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $266. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Reaper Robs, Inc. ("Reaper Robs" or the "Company") was founded with a focus on balancing premium, gluten-free, and vegan hot sauces with heat and flavor. Our hot sauce flavor profiles are unlike anything else on the market and we're confident you will savor every drop!

Reaper Robs is adopting a multi-sided marketplace business model focusing on both B2B commerce and D2C consumer channels. Our expansion plans include licensing Reaper Robs premium hot sauces internationally and to franchise Reaper Robs, developing Reaper Robs Bar & Grill restaurants throughout the United States and

additional selected international markets.

“Reaper Robs” is trademarked with the USPTO and across an array of categories beyond hot sauces - so we can focus on expanding to restaurant and bar services as well. We plan to introduce 3x new products expected in the coming six months that will be exciting with fruit-forward flavors, innovative and complex.

Reaper Robs was initially organized by prior ownership as a limited liability company under Colorado law on July 5, 2019. The Company's current ownership completed the acquisition of 100% of the business and its assets on December 23, 2021, and incorporated as a new c-corporation entity under Colorado Law as Reaper Robs, Inc. on January 4, 2022. The prior business owner filed a certificate of dissolution of the prior LLC entity on August 21, 2021, with the Secretary of State of Colorado in consideration of the business's reorganization post-acquisition. All intellectual property, as well as pre-acquisition assets, are now owned by the corporate entity Reaper Robs, Inc. or the current ownership listed in the Principal Securities Holders section of this document.

Although our products were available in Natural Grocers regionally since the acquisition we are now available nationally and subsequently has expanded exponentially, 3 x fold in the past 3 months, both instore and on virtual shelves, Since the acquisition we are also now available in fine grocers, retailers, and marketplaces such as Walmart.com, along with Amazon.com (USA, Canada, & Mexico), and Rakuten.co.jp in Japan (both coming 2022).

Competitors and Industry

<u>Industry</u>

The hot sauce market is hot! With the demand for premium and all-natural ingredients, and the addition of new fruit-forward flavors, it's an exciting time for Reaper Robs and the hot sauce industry. Consumers are looking for premium products and demanding healthy alternatives to mass-market products, we're proud of our values and commitment to ingredient integrity, the environment, and sustainability best practices.

While the U.S. hot sauce market size in 2020 was US$1.13 billion the industry itself is experiencing huge growth with the US$2.54 billion global hot sauce market, anticipated to grow from US$2.71 billion in 2021 to US$4.38 billion in 2028 at a CAGR of 7.1%.

Source:(https://www.fortunebusinessinsights.com/industry-reports/hot-sauce-market-100495)

<u>Competitors</u>

<u>Larger, Publicly-Available Competitors</u>

Although there are dominant competitors in the hot sauce mass market such as Tabasco, Frank's Red Hot, Nando's, Melindas, Texas Pete, Tapatio, Sriracha, and Cholula there is little competition where ingredient integrity, social good, and commitment to the environment & sustainability is foremost. We are motivated and eager to increase our footprint in the organic, all-natural, and vegetarian market sectors and plan to only partner with similar like-minded retail partners such as Hive Brands and Natural Grocers.

Reaper Robs differentiates itself from the mass market hot sauce brands, as our products contain only all-natural, gluten-free, and vegan ingredients, made in the USA with no additives or preservatives while also sugar-free and KETO friendly. Unlike other brands listed, we do not have any additives, preservatives, thickening, or binding agents.

<u>Smaller, Privately-Held Competitors</u>

A competitor that more closely matches Reaper Robs current business development stage is TRUFF. TRUFF was founded in 2017 and are direct competitors of similar size and product offering raised their first round of capital in early 2019, valuing the company at more than $25 million. TRUFF retails from $17.99 to $34.99 a bottle and is sold in Whole Foods, Wegmans, Neiman Marcus, Barney's, and more. The company now has a presence in Australia, South Korea, and Kuwait, with over 75 high-end accounts combined in those regions.

Source: TRUFF Hot Sauce, Cofounders, TRUFF Hot Sauce
URL: 3)https://www.forbes.com/profile/truff-hot-sauce/?sh=63da605116d6

Learn more about Our Values here: https://reaperrobs.com/pages/our-values

Current Stage and Roadmap

<u>Current Stage</u>

We are currently negotiating with numerous national grocers & distributors looking to partner such as: Meijer, Hive Brands, Dot Foods, and KeHE. We have developed wholesale channel customers that continue to expand through partnerships with: Handshake, RangeMe, Faire, Abound, and Mable.

Reaper Robs is currently developing three additional hot sauce flavors, which are in the recipe and formulation concept stages with plans to extend our product offering into new alternative categories. We expect this to occur by Fall 2022.

<u>Roadmap</u>

Additional to this, we plan to franchise the Reaper Robs brand, developing Reaper Robs Bar & Grill restaurants, along with food trucks throughout the United States and additional selected international markets, anticipated to be available in 2024. Florida is our first "target" market for these food trucks, however with franchising, this can

change dependent on potential franchisee inquiries. The Company also plans to begin licensing its brand to international licensees, anticipated to begin in 2023.

Our executive team, Charlotte and Scott George have deep firsthand experience in the franchise arena, developing a franchise model, creating a system, and successfully franchising a promotional marketing & advertising company throughout Australia & New Zealand. During this time this business was the recipient of the Australian Business Awards for “Marketing Excellence” - Marketing & Business Management Services.

The Team

Officers and Directors

Name: Scott George

Scott George's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO, Owner, Managing Director
  Dates of Service: January 04, 2022 - Present
  Responsibilities: Manage and execute the company key objectives. Currently does not take a salary. Compensation will be granted upon the boards approval based on operational milestones met in accordance with the Reaper Robs, Inc. growth plan including, but not limited to retail expansion, new product releases, and franchise development.

- **Position:** Secretary
  Dates of Service: January 04, 2022 - Present
  Responsibilities: Assume administrative duties as required.

Other business experience in the past three years:

- **Employer:** Bionic Solutions, Inc. (part of Accenture)
  Title: Entrepreneur in Residence, Management Consultant
  Dates of Service: March 01, 2021 - December 01, 2021
  Responsibilities: The Bionic Entrepreneur in Residence is a trusted advisor and thought partner, whose experience and gut instincts lead enterprise clients through all stages of the innovation process. Through 1-on-1 coaching, group facilitation, and teaching the Bionic Methodology, the EiR helps client partners uncover new areas for growth and innovation. Once these ideas are discovered, the EiR supports the ideation of new products, technologies, and business models for those areas, advising teams of Co-Founders to test and validate new business ideas using lean startup methodologies.

Other business experience in the past three years:

- **Employer:** Mach49, LLC
  Title: New Venture Lead
  Dates of Service: August 01, 2020 - January 01, 2021
  Responsibilities: My role as the New Venture Lead (C-Level) was to lead new ventures in incubation with a PE backed, US$3+ billion global brand and their growth incubator partner Mach49. As the acting CEO for the incubation, I was accountable for constructing the overall business plan, establishing business priorities, filling key positions on the team, and overseeing the process of early customer identification and engagement.

Other business experience in the past three years:

- **Employer:** Paywaz, Inc.
  Title: CEO, President
  Dates of Service: January 01, 2018 - February 01, 2020
  Responsibilities: CEO of a web-based intermediary (start-up) Payments as a Service (PaaS/SaaS) platform that offers consumers a buy now pay later service (BNPL) and an alternative to cash and credit card payments, providing consumers with buying power without the restriction of cash-in-hand or high-interest debt. Co-developed paywaz's Artificial Intelligence & Machine Learning (AI/ML) RetailTech Toolset platform that filters, recognizes and records users behavioral attributions and preferences, the RetailTech PaaS toolset intersects the latest advances in monitoring technology with machine learning algorithms providing added value and exceptional member UX and a seamless omnichannel experience. Lead all future technology requirements, business development and growth marketing initiatives while orchestrating all strategic planning/project management, operations, leadership & team building and overall go-to-market strategy.

Other business experience in the past three years:

- **Employer:** Newchip Accelerator
  Title: Mentor & Advisor
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Mentor & startup advisor for the #1 remote accelerator w/ 1000+ portfolio companies globally. Limited hours per month with limited responsibilities.

Other business experience in the past three years:

- **Employer:** Web Marketing Association
  Title: Judge
  Dates of Service: June 01, 2018 - December 31, 2021

Responsibilities: Judge for the Web Marketing Association annual "WebAwards" working to create a high standard of excellence for web site development and marketing on the internet.

Name: Charlotte George

Charlotte George's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO, Co-Owner, Director
  Dates of Service: January 04, 2022 - Present
  Responsibilities: Day to day operations, marketing, product development, and administrative duties. Manage all accounting responsibilities as required. Currently does not take a salary. Role is a 20 hour per week commitment.

Other business experience in the past three years:

- **Employer:** A Line Boutique
  Title: Senior Buyer
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Buyer of womens' & men's apparel, footwear and accessories curating brands and products to engage and inspire customers. Charged with building the brand matrix, seasonal strategy, range structure and product assortment alongside driving sales, increasing margin and profitability including budget planning, inventory, allocation and OTB management. Establish marketing and visual merchandising direction including seasonal trends for marketing features, presentations and multi-channel merchandising, including e-commerce. Role is a 40 hour per week commitment.

Other business experience in the past three years:

- **Employer:** Babycity
  Title: Senior Product Manager
  Dates of Service: May 01, 2013 - May 01, 2020
  Responsibilities: Responsible for buying, planning, product development & production, product assortment, sales and profitability of the private label apparel, footwear & accessory ranges including DTC sales strategy, marketing programs and visual merchandising direction. Created seasonal product lines & ranges that correlated with the brand strategy, business goals, sales patterns, market analysis & customer needs.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Reaper Robs, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK OFFERED should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that Reaper Robs, Inc. will meet our projections. There can be no assurance that Reaper Robs, Inc. will be able to find sufficient demand for our products, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows Reaper Robs, Inc. to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by Reaper Robs, Inc. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer packaged goods sector or outside market industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The COMMON SHARES that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with

the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Reaper Robs, Inc. was formed on 01/04/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Reaper Robs, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Reaper Robs, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, proprietary information, and trade secrets. We believe one of the most valuable components of the Company is our

intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your

investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Indemnification by Investors

Each Investor, severally and not jointly, will defend, protect, indemnify and hold harmless the Company all of its shareholders, officers, directors, employees and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Company Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (regardless of whether any such Company Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Company Liabilities") incurred by a Company Indemnitee solely as a result of, or arising solely out of, or relating solely to (a) any breach of any representation or warranty made by such Investor herein or in any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Investor contained herein or in any other certificate, instrument or document contemplated hereby or thereby, or (c) the failure of an Investor to comply with the requirements of the Securities Act or any state securities laws, which failure is not caused by the negligence or willful misconduct of the Company.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding

goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Scott George	4,700,000	Common Stock	50.0%
Charlotte George	4,700,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 402,255 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business has very low overheads, minimal residual costs and can maintain operations for at least 2 years without generating revenue.

Foreseeable major expenses based on projections:

Growth marketing & advertising, product development and production of stock.

Future operational challenges:

Supply chain constraints due to Covid-19, wholesale distribution channels, and hypergrowth challanges.

Future challenges related to capital resources:

Meeting demand, new product development, and production.

Future milestones and events:

Onboarding of franchisees, appointing international licensees and development of partnership relationships for mutual benefit. New product releases into new categories and verticals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the company has $10,200 in cash on hand. The company can tap into reserves from company directors and shareholder loans with the ability to further inject if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical to company operations - the funds are intended to drive the new category and vertical expansion, along with growth marketing initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the company is viable without and can maintain operations as is. If we raise the maximum the funds will comprise 98% of the company's total funds, but founders are ready to support whenever needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum the company can operate for at least another year, the company has low overheads and maintains little residual costs. As an online business, we do not have large fixed overheads like leases or warehousing our product development costs are small and stock holding can be purchased on a quantity-based scale ordering so we do not need to invest heavily in stock if not needed to. This is based on our current monthly burn rate of $3000/month.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum should allow the company to operate for at least 3 years with our current burn rate of $3000/month, with rapid expansion into new product categories and verticals, along with new opportunities into franchise business sales and revenue funnels.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Apart from this upcoming crowdfunding campaign, the company currently has no future sources of capital lined up. The company can look towards more founder funding if needed, or opening additional lines of credit.

Indebtedness

- **Creditor:** Scott George
  Amount Owed: $33,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2050
  $33,000, no interest, due upon demand

Related Party Transactions

- **Name of Entity:** Scott George
  Relationship to Company: Director
  Nature / amount of interest in the transaction: IP acquisition and operations
  Material Terms: $33,000, no interest, due upon demand

Valuation

Pre-Money Valuation: $25,004,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the market opportunity, total addressable market, financial developments, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering.

We have used a share price of $2.66 per share to reach a conservative pre-money valuation of $25,004,000.00. The valuation was calculated incorporating the below:

Market Growth & Trends

We are targeting the $2.54 billion global hot sauce market, which is anticipated to grow from $2.71 billion in 2021 to $4.38 billion in 2028 at a CAGR of 7.1%. The U.S. hot sauce market in 2020 was worth $1.13 billion, the market is on fire, and it's only getting hotter.

Latest Trends - "The Rising Adoption of Premium Products is a Prominent Trend"

Premium hot sauces currently in the market are expected to make higher profit margins in the upcoming years. According to the U.S. Bureau of Labor Statistics, the price trend for sauces, condiments, spices, and seasonings, has seen an uptick of 10.89% in the last few years. A part of this increase is attributed to the increasing availability of innovative and premium product offerings attracting customers' attention due to their functional superiority. Several companies are indulged in the production of various premium chili sauces in the market to capitalize on the ongoing trend, including Reaper Robs. (1)

Driving Factors - "Increasing Demand for Healthy Indulgence to Spur Product Sales"

The hot sauce marketplace has witnessed considerable growth due to its evolving popularity and enhanced consumers' inclination towards innovative and bold flavors. The increasing young population and rapid globalization have led to the advent of diversity in young people's food choices. These people are significantly proffering spices attributed to produce flavors such as peppery, spicy, and others, thus fueling revenues in the global market. (2)

(1) Source: Fortune Business Insights, Hot Sauce Market Size & Forecast 2021-2028 URL: https://www.fortunebusinessinsights.com/industry-reports/hot-sauce-market-100495

(2) Source: Fortune Business Insights, Hot Sauce Market Size & Forecast 2021-2028 URL: https://fortunebusinessinsights.com/industry-reports/hot-sauce-market-100495

Comparable Competitor Companies

Although there are competitors in the all-natural hot sauce marketplace, we feel our products being "fruit-forward, innovative, and complex" provides us with a unique competitor differentiation and believe our flavor profiles are unlike anything else on the market. We have unique blends, and proprietary recipes, and have current USPTO trademark applications across an array of categories beyond just hot sauces, so the company can move forward in the restaurant services, bar & restaurant, and food truck arena.

As a reference to our valuation and the competitor market, McCormick recently bought the Cholula hot-sauce brand in 2020 for $800 million from private-equity firm L Catterton. McCormick called hot sauce a high-growth category and said Cholula will pair well with its portfolio of seasonings and other products. Cholula has annual net sales of about $96 million. (3)

Additional to this, McCormick's also acquired Frank's RedHot in 2017 with the French's acquisition for $4.2 billion, Stubb's BBQ sauces (in 2015 for $100 million) and has been aggressively targeting the hypercompetitive condiments business. Frank's RedHot is the biggest hot sauce in the U.S. (ahead of Tabasco), Cholula, which was then No. 3 in the U.S. after Tabasco and Frank's. (4)

As the demand grows for premium small-batch hot sauces that are all vegan and gluten-free and all-natural we believe the mass fodder of low-quality hot sauces currently available will only prove there's never been a better time to invest in products that allow consumers to "splurge" with premium product offerings in the market expected to also make higher profit margins. Part of this increase is attributed to the increasing availability of innovative and premium product offerings attracting customers' attention due to their functional superiority. Several companies are indulged in the production of various premium chili sauces in the market to capitalize on the ongoing trend, including Reaper Robs.

Per Fortune Business Insights, much of the current growth, as well as future project growth, is driven by the younger population. Younger people are spending more money on spicy food products, and they are also more likely to spend money on organic and non-GMO products and show a strong trend toward health-conscious and nutritious food options. (5)

(3) Source: McCormick Buys Cholula Hot-Sauce Brand for $800 Million
URL: https://www.thestreet.com/investing/mccormick-buys-hot-sauce-brand-cholula-for-800-million.

(4) Source: Big Hot Sauce Wants More Hot Sauce
URL: https://www.bloomberg.com/features/2022-mccormick-franks-cholula-hot-sauce-supremacy/

(5) Source: Fortune Business Insights, Hot Sauce Market Size & Forecast 2021-2028
URL: https://www.fortunebusinessinsights.com/industry-reports/hot-sauce-market-100495

The Value of the Company's Assets

The estimated value of the Company's tangible assets include Office Equipments, Sundries & Peripherals valued at approximately $1,500. Additionally, assets categorized as
General Business Equipment is valued at approximately $500; Company computers, phones & Electronics worth approximately $3,000; and current product inventory stock
of 1,185 bottles of hot sauce (Retail value as of 3/31/2022) equals $10,653 of potential revenue.

The Company's intangible assets include its trademark of the business name granted by the USPTO, proprietary product recipes, and established business relationships. Given the Company's current development stage, these assets have been conservatively estimated at totaling $5,000 however are expected to increase in value, with more certainty to the estimated value, once the Company's marketing and expansion plans begin.

Management's Prior Achievements & Success

The executive team, Charlotte and Scott George, have deep firsthand experience in the franchise arena, developing a franchise model, creating a system, and successfully franchising a promotional marketing and advertising company throughout Australia and New Zealand. During this time this business was the recipient of the 2007 Australian Business Awards for “Marketing Excellence” - Marketing & Business Management Services. They both have previous experience and success, in rebranding and franchising a business across international boundaries with over two decades of

experience in marketing and franchising.

Their technology background has been predominantly entrepreneurial in the SaaS subscription and payments based FinTech arena, developing intermediary startups; acting as a conduit between financial institutions, non-institutional lenders, borrowers & consumers, and was recognized and awarded a "WebAward" by the Web Marketing Association in the U.S. for Outstanding Achievement "Financial Services Standard of Excellence".

Scott George completed the Professional Certificate Program from Dartmouth College, Tuck School of Business in 2018 (GPA 4.0/4.0) in Retail & Omnichannel Management, Retail Fundamentals, & Omnichannel Strategy & Management. Charlotte George is a retail professional with extensive experience in buying, planning, range, product development, and production along with merchandising, marketing, team management, retail & wholesale sales, and business operations. As a buying director and retail growth lead for both private and publicly listed companies, Charlotte has successfully directed the merchandise strategy and buying team lead for $100+ million retail chains. Charlotte has a Diploma, Fashion Design (Honours) from the Design and Arts College of New Zealand.

Business Partnerships & Relationships

With deep partnership strategy development with leading national retail brands and grocers (Walmart, Amazon, Natural Grocers, Hive Brands Etc.), Reaper Robs has a signed and formal supplier agreement with Hive Brands, Rakuten in Japan, and have current working relationships with Walmart & Amazon in the U.S. (with Mexico, Japan & Canada to come.). Amazon.com U.S. retail presence is expected in June after full trademark issuance and brand registry compliance, this is an informality. Our relationship with Natural Grocers is only expanding, with new stores seeking to stock our products every month, with a DSD (direct store delivery) arrangement we are able to sell to any location nationally and have an instore order arrangement also meaning we are able to generate "in-store" orders directly. SnackMagic is another recent retailer to sign a supply agreement, along with Valet Seller to sell the Reaper Robs range on the Kroger, Fred Myer, Ralphs, Smith's, & Giant Foods marketplaces, this is only anticipated to grow.

Reaper Robs extended industry, product, and category focus on expanding our product offering outside the traditional will also set Reaper Robs as a preferred retail brand partner and also, a market competitor differentiation. A co-brand strategy, partnering with international stakeholders to bring international brand recognition, exposure, and extension to Reaper Robs.

We have signed a Letter of Intent to enter into an agreement to sponsor Jeffrey Earnhardt in the 2022/2023 NASCAR Xfinity Series. Partnering with NASCAR's most famous name in racing with 4th generation active legacy driver, Jeffrey Earnhardt is an ideal fit for the Reaper Robs brand. Reaper Robs is excited for this driver direct

relationship to provide continuity for long-term, intimate experiences for all stakeholders with direct access to the driver and NASCAR fans.

<u>Conclusion</u>

Based on the above factors that were analyzed during the Company's pre-money valuation, we feel the Company's valuation of approximately $25,000,000 is reasonable and accurate.

The Company has set its pre-money valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has not issued shares of preferred stock and only common stock is currently outstanding; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) there are shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Services Fee*
  96.5%
  StartEngine Services Fee

If we raise the over allotment amount of $1,069,998.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  46.5%
  Growth Marketing - Direct Response & Integrated Marketing

- *Operations*
  25.0%
  Operational - Expenditure Business Operations, SG&A

- *Working Capital*
  25.0%
  Capital Expenditure - Manufacturing & New Product Development

The Company may change the intended use of proceeds if our officers believe it is in

the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://reaperrobs.com/ (https://reaperrobs.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/reaper-robs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Reaper Robs, Inc.

[See attached]

Reaper Robs, Inc. (the "Company") a Colorado Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Quarter Ended March 31st, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Reaper Robs, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of March 31st, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the quarter then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 3, 2022
Vincenzo Mongio

Statement of Financial Position

	As of March 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	10,229
Accounts Receivable	4,076
Inventory	2,548
Total Current Assets	16,852
Non-current Assets	
Goodwill	6,449
Total Non-Current Assets	6,449
TOTAL ASSETS	23,301
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Related Party Loans	33,000
Total Current Liabilities	33,000
TOTAL LIABILITIES	33,000
EQUITY	
Common Stock	-
Accumulated Deficit	(9,699)
Total Equity	(9,699)
TOTAL LIABILITIES AND EQUITY	23,301

Statement of Operations

	Quarter Ended March 31, 2022
Revenue	5,371
Cost of Revenue	6,081
Gross Profit	(710)
Operating Expenses	
Advertising and Marketing	6,848
General and Administrative	2,141
Total Operating Expenses	8,989
Net Income (loss)	(9,699)

Statement of Cash Flows

	Quarter Ended March 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(9,699)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	(2,548)
Accounts Receivable	(4,076)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(6,624)
Net Cash provided by (used in) Operating Activities	(16,323)
FINANCING ACTIVITIES	
Related Party Loans	26,551
Net Cash provided by (used in) Financing Activities	26,551
Cash at the beginning of period	-
Net Cash increase (decrease) for period	10,228
Cash at end of period	10,228

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 1/4/2022 (inception)	-	-	-	-	-
Issuance of Common Stock	10,000,000	-	-	-	-
Net Income (Loss)	-		-	(9,699)	(9,699)
Ending Balance 3/31/2022	10,000,000	-	-	(9,699)	(9,699)

Reaper Robs, Inc
Notes to the Unaudited Financial Statements
March 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Reaper Robs, Inc. ("The Company") was formed in Colorado on January, 4, 2022. The Company produces hot sauces and is actively expanding into new industry verticals, channels, and wholesale & retail marketplaces. The Company plans to license the Reaper Robs hot sauces internationally offering exclusive licensing agreements to manufacture, distribute, and market the Reaper Robs hot sauce range and additional products in markets outside of the United States. Additional to this The Company plans to franchise Reaper Robs, developing Reaper Robs Bar & Grill restaurants throughout the United States and additional selected international markets, including Canada, United Kingdom & Australasia. The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Goodwill

The Company, via its CEO, acquired the rights to intellectual property related to the Reaper Robs Brand from a 3rd party in exchange for $13,000. The Company accounted for the transaction as follows:

Purchase Price	13,000
Allocated to:	
Inventory	6,551
Goodwill: Intellectual property and Know-how	6,449

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based Compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the quarter ended March 31st, 2022, the Company had outstanding loans payable in the amount of $33,000 to a shareholder for monies advanced to fund operations and the acquisition of the intellectual property for Reaper Robs brand. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	33,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 10,000,000 shares were issued and outstanding as of March 31st, 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31st, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 3, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has recently commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Reaper Robs

Small batch premium hot sauce made with 100% all natural ingredients.


DON'T FEAR
THE REAPER

Website | Highlands Ranch, CO | FOOD & BEVERAGE

$0.00 raised

0 Investors	$25M Valuation
$2.66 Price per Share	$101.08 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reaper Robs premium hot sauce recipes start with 100% all natural ingredients sourced from what we think are the finest food suppliers in the world. Each batch is handcrafted from premium raw ingredients that are gluten free, vegan, and free of cheap filler ingredients, binding agents, additives, and preservatives. We are revenue-generating, and have established customers, retail partners, and are scaling rapidly, expanding our product offering into new channels, verticals, and industries.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Small batch premium hot sauce made with 100% all natural, gluten free, and vegan ingredients. Not to mention, international licensing and franchising Reaper Robs Bar & Grill restaurants, rubs, and cocktail mixers. We're not just a hot sauce company.
- The global hot sauce market was $2.54 billion in 2020, and is anticipated to grow from $2.71 billion in 2021 to $4.38 billion in 2028 at a CAGR of 7.1% (Source).
- Our team focuses on ingredient integrity, environmental, and sustainable values, and social good. $.50 of every retail bottle goes to support wounded veterans.

OVERVIEW

Premium Small Batch Hot Sauce

Reaper Robs was founded with a focus on balancing premium, all natural, gluten free, and vegan hot sauces with heat and flavor. **We think this makes our hot sauce flavor profiles unlike anything else on the market.**

Our business philosophy is to serve the greater population of hot sauce enthusiasts using a range of heat and flavors so that there is something for everyone to enjoy. Not to mention, we heavily focus on ingredient integrity, environmentally sustainable values, and social good.

Reaper Robs is both women and immigrant-owned - and founders Charlotte and Scott George are international award-winning entrepreneurs with a background of success. They have deep firsthand experience in the franchise arena - having developed a franchise model and successfully franchising a promotional marketing and advertising company throughout Australia and New Zealand.



DALE E.
VALOR HOT SAUCE
A Must Buy! "Amazing blend of flavor and spice. Thank you!"
TIM C.
REAPER HOT SAUCE
Legit Hot Sauce! "This hot sauce has a nice flavor and will give any food a nice kick. I am on my third bottle and will keep ordering more as needed."
TOM R.
CAYENNE HOT SAUCE
The BEST EVER! "The greatest cleanest flavor of hot sauce I've EVER tried!! Highly recommend this brand of product."
SHANNA L.
HABANERO HOT SAUCE
"We LOVE Reaper Robs and we can't get enough of the Peach Mango Habanero! We enjoy the fruity tanginess of it and the heat really holds on. It is great with dinner but even better with breakfast. We love to put the Peach-Mango on cheesy eggs or really just about any-thing. YUM!"

**These reviews may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE PROBLEM

The market needs more high-quality hot sauce

We think there is a mass fodder of low-quality hot sauces currently available.

This is of course part of what inspired us to make premium, gluten free, and vegan hot sauces - with heat and flavor made using all natural ingredients.



MASS MARKET
Additives, preservatives, binding & thickening agents
GRINGO BANDITO
TAPATÍO
TABASCO
Nando's
MELINDA'S
TEXAS PETE
FRANK'S RedHot
REAPER
HOT SAUCE
ALL NATURAL
Gluten free, vegan, no additives, no preservatives, sugar free, USA made, KETO friendly

THE SOLUTION

100% all natural ingredients, gluten free, and vegan

Our hot sauce recipes are 100% natural and handcrafted from premium raw ingredients. Everything we make will always be gluten free, vegan and vegetarian friendly - that means free of cheap filler ingredients, binding agents, additives, and preservatives.

Although we use some of the hottest peppers on the planet - fear not. Reaper Robs mild to medium "Medium Caution" creations utilize the tang of the cayenne pepper and the bite of the jalapeno and serrano peppers, while our hotter varieties "Enjoy The Heat Bestseller" & "Hot As Hell" blend the robust heat of both red and orange habanero peppers, ghost peppers (bhut jolokia chili pepper), and infamous Carolina Reaper.

Ingredient Integrity: We only use 100% all natural ingredients, all vegan and vegetarian-friendly, free of cheap filler ingredients, binding agents, additives, and preservatives. Reaper Robs Small Batch Premium Hot Sauces have NO Additives, NO Preservatives, are gluten free, vegan, sugar-free, USA Made, and KETO Friendly!

Environment and Sustainability: We offer a Carbon Offset program via CarbonClick for customers to purchase carbon credits for offsetting shipping and transportation emissions, restoring nature and supporting reforestation projects. Through our partnership with Ampliphi, we also are able to measure our footprint, improve our performance, and communicate our progress through transparent sustainability reporting. And, all of our packaging is 100% curbside recyclable.


SOCIAL GOOD
We're focused on positive social impact and change. $.50 of every retail bottle of our Valor Buffalo Sauce sold goes to The DAV (Disabled American Veterans), a non-profit focused on providing food, shelter, and other necessary items to homeless or at-risk veterans; accessibility or mobility items for veterans with vision or hearing impairments; therapeutic activities; physical and psychological activities for rehabilitation; and other forms of direct service for veterans and their families.
Instagram
BUFFALO
HOT SAUCE
$.50c
DISABLED VETERANS

In making these hot sauces accessible - we are on the verge of new and exciting business ownership in the form of franchise opportunities in the bar & grill restaurant industry. This includes stand-alone restaurants along with food trucks.

Reaper Robs is adopting a multi-sided marketplace business model focusing on both B2B commerce and D2C consumer channels.

We are already...

- Revenue generating
- Have established customers, retail and wholesale partners
- Scaling rapidly and expanding our product offering into new channels, verticals , and industries

THE MARKET

The market is on fire, and only getting hotter

We are targeting the $2.54 billion global hot sauce market, which is anticipated to grow from $2.71 billion in 2021 to $4.38 billion in 2028 at a CAGR of 7.1% (Source).


The global hot sauce market was US%2.54 billion in 2020, and is anticipated to grow from US$2.71 billion in 2021 to US$4.38 billion in 2028 at a CAGR of 7.1%.
2028
US$4.38
BILLION
2021
US$2.71
BILLION
2020
US$2.54
BILLION
U.S. market size:
US$1.13 billion (2020)

With this, premium product offerings in the market are expected to make higher profit margins in the upcoming years. According to the U.S. Bureau of Labor Statistics, the price trend for sauces, condiments, spices, and seasonings, has seen an uptick of 10.89% in the last few years (Source).

Not to mention, the increasing young population and rapid globalization have led to the advent of diversity in young people's food choices. These people are significantly proffering spices attributed to produce flavors such as peppery, spicy, and others, thus fueling revenues in the global market (Source).

In addition to our unique business model, we believe what makes us stand out as a brand is our expansion plans, values, and unique branding. **We don’t think there are any other hot sauce brands out there quite like us.**



*Phases 6, 7, and 8 are currently in development, with Phase 6 anticipated in 2023 and Phases 7 & 8 anticipated in 2024.

OUR TRACTION

Turning up the heat in natural grocery stores

Reaper Robs is currently in Natural Grocers nationally - which are expanding exponentially. We have also developed wholesale channel customers through partnerships, and are negotiating with numerous national grocers and distributors looking to partner.



“Reaper Robs” is trademarked across an array of categories beyond hot sauces - so we can focus on expanding to restaurant and bar services as well. We plan to introduce 3x new products expected in the coming six months that will be exciting with fruit-forward flavors, innovative and complex.


3 NEW FLAVORS COMING
DON'T FEAR THE REAPER
VERDE
HABANERO
REAPER
CAYENNE
GHOST
BUFFALO

BRAND EXPOSURE

Reaper Robs x NASCAR

Reaper Robs has signed a Letter of Intent to enter into an agreement to sponsor Jeffrey Earnhardt in the 2022/2023 NASCAR Xfinity Series. Partnering with NASCAR's most famous name in racing with 4th generation active legacy driver, Jeffrey Earnhardt is an ideal fit for the Reaper Robs brand. We're excited for this driver direct relationship providing continuity for long term, intimate experiences for all stakeholders with direct access to the driver and NASCAR fans.

This year is off to a great start with Jeff winning pole position in the No. 3 car at the Xfinity Series race at Talladega Superspeedway in April. As Jeff progresses up through the NASCAR minor league circuit, considered a proving ground for drivers who wish to step up to the organization's top level circuit, the NASCAR Cup Series, we feel the Reaper Robs brand and alliance will prove a long term partnership for mutual benefit.


REAPER ROBS
3

*The above is a rendering of a future sponsorship. This image is computer generated. Sponsorship is still currently under development.

WHY INVEST

We are bold, we are ambitious

Our goal is to scale the Reaper Robs brand into an internationally recognized business - spanning the CPG, bar & grill restaurant, food trucks, and franchise arena. We also want to grow our footprint in the organic, all-natural, and vegetarian market sectors, teaming up with similar like-minded, sustainably focused retail partners.


REAPER ROBS
REAPER ROBS

*The above is a rendering of a future product. This image is computer generated. Product is still currently under development not yet available on the market.

In the next few years, we see ourselves nationally available in all fine grocers, retailers, and marketplaces. Additional to this franchise goal are Reaper Robs Bar & Grill restaurants, food trucks, and new products available in the U.S. and selected international markets.


REAPER ROBS

*The above is a rendering of a future product. This image is computer generated. Product is still currently under development not yet available on the market.

With the increasing demand for healthy indulgence and the surge in premium product adoption - consumers are expecting more. We have ambitious expansion plans and believe we can turn up the heat through our unique franchise vision. Join us today, and invest.

July 2019

Reaper Robs Launches!

Reaper Robs is founded with a focus on balancing premium, gluten free, and vegan hot sauces with heat and flavor.

October 2020

Reaper Robs x Natural Grocers

Reaper Robs establishes partnership with Natural Grocers in Colorado to supply premium hot sauces in select regional locations.

June 2021

Reaper Robs x Faire Wholesale

Reaper Robs partners with online wholesale marketplace Faire.

December 2021

New Ownership & Vision

Scott & Charlotte George acquire Reaper Robs with a bold vision, undertake full rebrand, ambitious expansion plans for new industry verticals, channels, and wholesale & retail marketplaces.

January 2022

Reaper Robs Expands Wholesale Marketplaces

Reaper Robs partners with curated wholesale marketplaces Abound & Handshake by Shopify.

January 2022

Reaper Robs x Natural Grocers Nationally

Reaper Robs expands nationally with Natural Grocers, sales grow threefold in three months.

January 2022

Reaper Robs x Walmart

Reaper Robs signs agreement to supply direct-to-consumers via the Walmart.com marketplace.

April 2022

Reaper Robs x Hive Brands

Reaper Robs & Hive Brands enter into supplier agreement.

May 2022

Reaper Robs Launches on StartEngine!

We're excited to launch on StartEngine, now YOU can own a part of Reaper Robs!

June 2022 [ANTICIPATED]

Reaper Robs x Valet Seller

Reaper Robs partners with Valet Seller extending channel footprint through Kroger, Fred Meyer, Smiths, Ralphs, Giant Eagle & Giant Foods marketplaces.

June 2022 [ANTICIPATED]

Reaper Robs x Amazon

Reaper Robs signs agreement to supply direct-to-consumers via the Amazon.com marketplace with additional fulfillment services in negotiation.

2022 [ANTICIPATED]

Reaper Robs x Meijer

Reaper Robs and Meijer initiate product & diversity partnership, and future option to supply 250+ stores throughout the Midwest.

2022 [ANTICIPATED]

Reaper Robs New Product Releases

Reaper Robs plan to release additional products in alternative categories, currently under development.

2023 [ANTICIPATED]

Reaper Robs International Licensing

Reaper Robs plan to undertake licensing agreements with key stakeholders and copackers in strategic international markets.

Coming 2024... [ANTICIPATED]

Reaper Robs Bar & Grill to Open

Reaper Robs plan to launch Reaper Robs Bar & Grill restaurants, concept and locations under development.

In the Press



SHOW MORE

Meet Our Team



Scott George

CEO, President, Secretary, and Board Director

Scott George is an analytical, insightful executive with a 20-year record formulating and directing strategic international sales, business development & marketing initiatives in highly competitive environments. Scott has a solid history of success in product development and marketing, cost control & reduction, budget administration, acquisition and retention. Scott was the recipient of a "WebAward" from the Web Marketing Association and the Australian Business Awards "Marketing Excellence Award".

Mr. George currently splits his time working for Reaper Robs approximately 50 hours per week, and serving as Mentor & Advisor for Newchip Accelerator for only limited hours per month.



Charlotte George

CFO and Board Director

Introducing Charlotte George, a forward-thinking and proactive retail professional with extensive experience in buying, planning, range, product development, and production along with merchandising, marketing, team management, retail & wholesale sales, and business operations. As a buying director and retail growth lead for both private and publicly listed companies, Charlotte has successfully directed the merchandise strategy and buying team lead for $100+ million retail chains.

Mrs. George currently splits her time working for Reaper Robs approximately 20 hours per week and serving as Senior Buyer for A Line Boutique for approximately 40 hours per week.

Offering Summary

Company	Reaper Robs, Inc.
Corporate Address	10757 Middlebury Way, Highlands Ranch, CO 80126
Offering Minimum	$9,998.94
Offering Maximum	$1,069,998.30
Minimum Investment Amount (per investor)	$101.08

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,759
Maximum Number of Shares Offered	402,255
Price per Share	$2.66
Pre-Money Valuation	$25,004,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first 15 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive an additional 10% bonus shares.

Amount-Based:
Tier 1 $500

5% bonus shares and Reaper Robs Cap

Tier 2 $1,000

10% bonus shares

$10 Reaper Robs eGift Card

Reaper Robs Premium Hot Sauce Variety 3 Pack and Reaper Robs Cap

Tier 3 $2,500

10% bonus shares

$25 Reaper Robs eGift Card

20% off ReaperRobs.com for 6 months

Reaper Robs Cap & Mug

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Tier 4 $5,000

10% bonus shares

$50 Reaper Robs eGift Card

20% off ReaperRobs.com for 12 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Zoom call with Founders

Tier 5 $10,000

10% bonus shares

$100 Reaper Robs eGift Card

20% off ReaperRobs.com for 24 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Zoom call with Founders

Tier 6 $25,000

15% bonus shares

$250 Reaper Robs eGift Card

20% off ReaperRobs.com for 24 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Zoom call with Founders

Tier 7 $50,000

20% bonus shares

$500 Reaper Robs eGift Card

20% off ReaperRobs.com for 24 months

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Lunch with Founders

Tier 8 $100,000

20% bonus shares

$1,000 Reaper Robs eGift Card

20% off ReaperRobs.com for life

2 x Reaper Robs Premium Hot Sauce Variety 3 Packs

Limited Edition "Investor" Cap and Four Bottle Sauce Caddy

Invitation to opening of Reaper Robs Bar & Grill w/Founders

**All perks occur when the offering is completed.*

**Early investors are eligible for perks & bonuses based on the highest bonus investment tier they are eligible for.*

**Stacking perks only apply to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

The 10% StartEngine Owners' Bonus

Reaper Robs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.66 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $266. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Not applicable. Campaign video contains no words, only music.

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- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G

Coming Soon... Reaper Robs x StartEngine 🚀

Posted on April 13 2022, By: Scott George


REAPER ROBS
x
start engine
KEEP AN EYE OUT
WWW.REAPERROBS.COM

Reaper Robs has officially been accepted onto StartEngine for a Reg CF crowdfunding raise... with Kevin O'Leary from Shark Tank, needless to say we're a little excited!

We are offering the opportunity for the public to invest in Reaper Robs. We have ambitious expansion plans, and will capitalize on our deep retail, marketing, licensing and franchising experience expanding Reaper Robs into new industry verticals, channels, and wholesale & retail marketplaces. This crowdfunding investment campaign is designed to help facilitate and finance our plans outlined.

Here's a link to our promotional video used as part of our pitch (turn up the volume 🤘): https://youtu.be/EHiA70XUmQI

Keep an eye out!

Recent Posts

- Coming Soon... Reaper Robs x StartEngine 🚀
- Reaper Robs Donates to The Other Side Academy
- Reaper Robs Premium Small Batch Hot Sauce
- Supporting Disabled Veterans
- Buffalo Wings for Super Bowl LVI?
- Fun Fact Friday: Where did the name Carolina Reaper come from?
- Fun Fact Friday: Did you Know That Birds are Immune to the Spiciness of Chili Peppers?
- Fun Fact Friday: Did you know that Indian food was not always as hot and spicy as it is now?

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100% all natural ingredients,
gluten free, and vegan.
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